UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                         AMENDMENT NO. 4

                     The Grand Union Company
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                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
    (Upon Conversion of Class A Convertible Preferred Stock)
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                 (Title of Class of Securities)

                            386532303
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                         (CUSIP Number)

    David K. Robbins, Esq.
 Fried, Frank, Harris, Shriver       Michael Pastore, Esq.
          & Jacobson              General Electric Investment
    350 South Grand Avenue                Corporation
          32nd Floor                   3003 Summer Street
    Los Angeles, CA  90071        Stamford, Connecticut  06904
        (213) 473-2005                   (203) 326-2312
 -----------------------------    ----------------------------

  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                          May 28, 1997
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed  a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

         This Amendment No. 4 is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("TREFOIL"), Trefoil Investors II, Inc., a Delaware corporation, Sigma Hedge Partners, G.P., a Delaware partnership, Delta PT Investors Corporation, a Delaware corporation, Epsilon Equities, Inc., a Delaware corporation, the Trustees of General Electric Pension Trust, a New York common law trust, GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "PURCHASERS"), GE Investment Management Incorporated, a Delaware corporation and General Electric Company, a New York corporation (collectively, the "FILING PERSONS"), in respect of the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 12, 1996, as amended pursuant to Amendment No. 1 thereto filed on September 18, 1996, Amendment No. 2 thereto filed on February 27, 1997, and Amendment No. 3 thereto filed on March 21, 1997 (collectively, the "SCHEDULE 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "COMPANY"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "PREFERRED STOCK") purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, as amended by Amendment No. 1 dated as of March 20, 1997, by and among the Company, Trefoil and GEI (the "STOCK PURCHASE AGREEMENT"). Capitalized terms used herein without definition shall have the meanings given them in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         The Company has requested that the Purchasers consider accelerating their purchase of the remaining $40 million of Preferred Stock currently scheduled to occur in equal installments of $20 million on August 25, 1997 and February 25, 1988 pursuant to the Stock Purchase Agreement. The Purchasers have begun negotiations with a Special Committee of the Board of Directors of the Company as to terms on which the Purchasers might consider accelerating one or both of the remaining closings under the Stock Purchase Agreement.

         There can be no assurance as to whether or when any agreement with respect to an accelerated investment by the Purchasers in the Company may be reached, or as to the terms of any such agreement.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1997

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                   a general partner


                             By:   /s/ Geoffrey T. Moore
                                ------------------------------
                                Name:   Geoffrey T. Moore
                                Title:  Vice President


                             TREFOIL INVESTORS II, INC.


                             By:   /s/ Geoffrey T. Moore
                                ------------------------------
                                Name:   Geoffrey T. Moore
                                Title:  Vice President


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1997

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By:  GE Investment Management
                                  Incorporated,
                                  as general partner


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:   Michael M. Pastore
                                Title:  Vice President



                             GE INVESTMENT MANAGEMENT
                             INCORPORATED


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:   Michael M. Pastore
                                Title:  Vice President



                             GENERAL ELECTRIC COMPANY


                             By:   /s/ John H. Myers
                                ------------------------------
                                Name:   John H. Myers
                                Title:  Vice President


                             SIGMA HEDGE PARTNERS, G.P.
                             By:  Delta PT Investors
				    Corporation,
                                  a general partner


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:   Michael M. Pastore
                                Title:  Vice President



                             DELTA PT INVESTORS CORPORATION


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:   Michael M. Pastore
                                Title:  Vice President



                             EPSILON EQUITIES, INC.


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:   Michael M. Pastore
                                Title:  Vice President



                             GENERAL ELECTRIC PENSION TRUST


                             By:   /s/ Alan M. Lewis
                                ------------------------------
                                Name:   Alan M. Lewis
                                Title:  Trustee